Exhibit 99.1

Interim Financial Statements

For the period ended
September 30, 2010

Balance Sheets
Unaudited

(amounts in thousands of Canadian dollars)	As at September 30, 2010	As at December 31, 2009

ASSETS
Current
Cash and cash equivalents	$341,043	$357,723
Accounts receivable and deposits (note 3)	31,602	15,308
Inventory	12,312	8,496
Interest reserve account (note 2a, 4c)	30,349	-
	415,306	381,527

Property, plant and equipment	3,475,839	3,442,496
Interest reserve account (note 2a, 4c)	59,619	-
	$3,950,764	$3,824,023

LIABILITIES
Current
Accounts payable and accrued liabilities	$124,164	$79,135
Hedging instruments (note 8b)	97,090	134,099
	221,254	213,234

Long-term debt (note 4)	2,638,926	2,272,992
Obligation under capital lease (note 10)	20,327	20,616
Asset retirement obligation (note 5)	6,552	6,189
	2,887,059	2,513,031

SHAREHOLDERS’ EQUITY (note 6)
Capital stock	1,992,394	1,992,394
Contributed surplus	33,773	32,432
Deficit	(962,462)	(713,834)
	1,063,705	1,310,992
	$3,950,764	$3,824,023

See accompanying notes to the financial statements

OPTI CANADA INC. – 2 – 2010 Q3 INTERIM REPORT

Statements of (Loss) Earnings, Comprehensive (Loss) Earnings and Deficit
Unaudited

(amounts in thousands of Canadian dollars, except per share amounts)	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Revenue
Petroleum sales	$59,178	$37,482	$168,790	$98,456
Power sales	1,275	1,258	5,898	3,466
Royalties	(1,857)	(377)	(5,040)	(927)
	58,596	38,363	169,648	100,995
Expenses
Operating expense	53,935	44,362	159,105	111,098
Diluent and feedstock purchases	20,908	28,510	59,541	77,983
Transportation	3,949	3,209	12,058	9,374
Interest, net	55,035	45,874	153,453	106,825
General and administrative	4,118	2,136	11,084	14,644
Financing charges	13,803	4,077	14,903	5,547
Realized loss (gain) on hedging instruments	3,119	(5,044)	54,769	(40,366)
Foreign exchange (gain)	(77,241)	(161,879)	(45,756)	(257,475)
Unrealized loss (gain)on hedging instruments	13,896	82,306	(37,009)	197,795
Depletion, depreciation and accretion	13,219	5,285	36,128	15,903
Loss on disposal of assets	-	-	-	1,637
	104,741	48,836	418,276	242,965

Loss before taxes	(46,145)	(10,473)	(248,628)	(141,970)

Income taxes
Future tax recovery (note 7)	-	(22,110)	-	(47,409)

Net (loss) earnings and comprehensive (loss) earnings	(46,145)	11,637	(248,628)	(94,561)

Deficit – beginning of period	(916,317)	(513,876)	(713,834)	(407,678)

Deficit – end of period	$(962,462)	$(502,239)	$(962,462)	$(502,239)

(Loss) earnings per share, basic and diluted	$(0.16)	$0.04	$(0.88)	$(0.42)

See accompanying notes to the financial statements

OPTI CANADA INC. – 3 – 2010 Q3 INTERIM REPORT

Statement of Cash Flows
Unaudited

	Three months ended September 30,		Nine months ended September 30,
(amounts in thousands of Canadian dollars)	2010	2009	2010	2009

Cash provided by (used in):
Operating activities
Net (loss) earnings	$(46,145)	$11,637	$(248,628)	$(94,561)
Items not affecting cash
Depletion, depreciation and accretion	13,219	5,285	36,128	15,903
Stock-based compensation expense	464	426	1,341	600
Loss on disposal of assets	-	-	-	1,637
Non-cash interest expense	1,342	-	3,263	-
Unrealized (gain) loss on hedging instruments	13,896	82,306	(37,009)	197,795
Commodity hedge expense	-	2,371	-	7,583
Foreign exchange loss (gain)	(77,241)	(161,774)	(45,756)	(250,608)
Future tax recovery	-	(22,110)	-	(47,409)
	(94,465)	(81,859)	(290,661)	(169,060)
Net change in non-cash working capital	59,490	78,658	44,789	54,077
	(34,975)	(3,201)	(245,872)	(114,983)
Financing activities
Increase from issue of Senior notes	407,994	-	407,994	-
Increase (repayments) of revolving line of credit	(30,000)	(187,000)	10,000	(497,000)
Proceeds from share issuances	-	142,761	-	143,121
Decrease in principal portion of capital lease obligation	(100)	(85)	(289)	(249)
Net change in non-cash working capital	480	(1,286)	(9,796)	(15,287)
	378,374	(45,610)	407,909	(369,415)
Investing activities
Property, plant and equipment additions	(20,572)	(31,104)	(69,108)	(138,126)
Sale of assets	-	-	-	723,754
Increase in interest reserve account	(91,699)	-	(91,699)	-
Net change in non-cash working capital	(181)	(25,099)	(8,535)	(103,833)
	(112,452)	(56,203)	(169,342)	481,795
Foreign exchange gain (loss) on cash and cash
equivalents held in foreign currency	(6,668)	(600)	(9,375)	(7,167)

Increase (decrease) in cash and cash equivalents	224,279	(105,614)	(16,680)	(9,770)

Cash and cash equivalents – beginning of period	116,764	312,989	357,723	217,145
Cash and cash equivalents – end of period	$341,043	$207,375	$341,043	$207,375

See accompanying notes to the financial statements

OPTI CANADA INC. – 4 – 2010 Q3 INTERIM REPORT

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended September 30, 2010

1.	SUMMARY OF OPERATIONS
OPTI Canada Inc. (OPTI) is a publicly traded Canadian company with its shares listed for trading on the Toronto Stock Exchange (Symbol: OPC).  OPTI’s primary activity is the Long Lake Project (the Project), in which OPTI has a 35 percent working interest effective January 1, 2009.

2.	ACCOUNTING POLICIES
The interim financial statements of OPTI Canada Inc. are presented in accordance with Canadian generally accepted accounting principles (GAAP).  These interim financial statements have been prepared using the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2009. These interim financial statements do not contain all the disclosures required for annual financial statements.  Accordingly, these statements should be read in conjunction with the annual financial statements and the notes thereto for the year ended December 31, 2009

a)	Interest reserve account
Cash is considered to be restricted when its availability is limited to a specified purpose. At September 30, 2010, OPTI’s interest reserve account is restricted cash in connection with the First lien senior secured notes. The loan agreements require OPTI to maintain an account to fund anticipated interest payments through the maturity in August 2013. The current portion of the interest reserve account represents expected interest payments due in the next 12 months.

b)	Issuance discounts
Discounts are recorded as a reduction to long-term debt relating to the issuance of the U.S. dollar denominated debt. These discounts are being amortized using the effective interest method and charged to interest expense.

c)	Future accounting pronouncements
The CICA issued an amendment to accounting section 3855 “Financial instruments – recognition and measurement” which is effective for years beginning on or after January 1, 2011. This standard is amended to clarify the application of the effective interest rate method after a debt instrument has been impaired, and when an embedded prepayment option is separated from its host debt instrument for accounting purposes. Management is assessing the impact of this amended accounting standard on OPTI’s financial statements.

Certain comparative figures have been reclassified to conform to presentation in the financial statements.

3.	ACCOUNTS RECEIVABLE AND DEPOSITS
	September 30, 2010	December 31, 2009
Accounts receivable (i)	$13,288	$11,586
Deposits (ii)	18,314	3,722
Total accounts receivable and deposits	$31,602	$15,308

(i)	Accounts receivable Accounts receivable consist of trade receivables.

(ii)
Deposits
OPTI has a deposit with Nexen Inc., OPTI’s joint venture partner in the Project, of $11 million (2009 - nil) to fund the estimated monthly operating and capital expenditures of the Project. The remaining amounts consist of prepaid insurance and property taxes.

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 5– 2010 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended September 30, 2010

4.	LONG TERM DEBT

	Note	September 30, 2010	December 31, 2009
Canadian dollar denominated debt
Revolving credit facility due December 2011	a	$10,000	$-

U.S. dollar denominated Senior notes
First lien notes
US$525million @ 9.0% due in 2012	b	540,225	446,675
US$300million @ 9.75% due in 2013	c	308,700	-
Secured notes
US$1,000million @ 8.25% due in 2014	d	1,029,000	1,051,000
US$750million @ 7.785% due in 2014	e	771,750	788,250
Total debt principal		2,659,675	2,285,925

Issuance discounts	c, 2b	(20,749)	(12,933)

		$2,638,926	$2,272,992

a)	Long-term revolving credit facility
OPTI has a $190 million long-term revolving credit facility.  This facility matures on December 15, 2011 and is effectively senior in priority to all other long term debt.  Amounts drawn under this facility can take the form of prime rate based loans, bankers’ acceptances, LIBOR loans or letters of credit.  The facility bears interest at a floating rate based on the prime rate, bankers’ acceptance rate or at LIBOR plus a credit spread above the reference rate, while any unused amounts are subject to standby fees.  During 2010 the weighted average interest rate on borrowings under this facility has been 7 percent (2009 – 5.8 percent). This facility is collateralized by a first priority security interest on all present and after acquired property of OPTI.  The revolving credit facility includes certain conditions precedent to all borrowings, see note 9 for discussion of the financial maintenance covenant.

b)	US$525 million notes
During the third quarter of 2010 OPTI issued an additional US$100 million of First Lien Notes under the existing US$425 million series. These notes bear interest at a fixed 9.0 percent and mature on December 15, 2012.  These notes are collateralized by a first priority security interest on all OPTI’s existing and future property and are effectively senior in priority to the US$300million notes and Secured notes.  At any time prior to December 15, 2010, OPTI may redeem all or part of these notes at a redemption price equal to between 104 percent and 102 percent of the principal amount, plus accrued interest.  At any time after December 31, 2010, OPTI may redeem all or a part of these notes at redemption price of 102 percent of the principal amount plus accrued and unpaid interest. This redemption price declines over time and these notes can be redeemed at par subsequent to June 15, 2012.

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 6– 2010 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended September 30, 2010

4.    LONG TERM DEBT (CONTINUED)
c)	US$300 million notes
In the third quarter of 2010, OPTI issued US$300 million of First Lien Notes which bear interest at a fixed 9.75 percent and mature on December 15, 2013.  These notes are collateralized by a first priority security interest on all OPTI’s existing and future property and are effectively senior in priority to the Secured notes.  At any time prior to August 15, 2011, OPTI may redeem all or part of these notes at a redemption price equal between 108 percent and 102 percent of the principal amount, plus the applicable premium and accrued interest.  At any time after December 31, 2011 OPTI may redeem all or a part of these notes at redemption price of 102 percent of the principal amount plus accrued and unpaid interest. Also, these notes have a special change of control provision of 105 percent of the principle amount.  These notes were sold with an original issue discount of 3 percent.  In connection with these notes, OPTI funded US$87 million to an interest reserve account for interest payments until August 15, 2013.

d)	US$1,000 million notes
OPTI has US$1,000 million Secured Notes which bear interest at a fixed 8.25 percent and mature on December 15, 2014.  These notes are collateralized by a second priority security interest on all OPTI’s existing and future property.  At any time prior to December 15, 2010, OPTI may redeem all or part of these notes at a redemption price equal between 106 percent and 104 percent of the principal amount, plus accrued interest.  This redemption price declines over time and these notes can be redeemed at par subsequent to June 15, 2012.

e)	US$750 million notes
OPTI also has US$750 million Secured Notes.  These notes bear interest at a fixed 7.875 percent and mature December 15, 2014.  The other terms and conditions associated with these notes are substantially the same as the US$1,000 million Secured Notes described above.

See note 8a for schedule of debt interest and principle repayments.

5.	ASSET RETIREMENT OBLIGATION
OPTI’s obligations with respect to asset retirement relate to reclamation of wells, sites and facilities on which the Project operations are situated.  The obligation is recognized in the period in which the obligation is created based on the estimated future reclamation cost using an weighted average credit adjusted risk free  rate of 11.5 percent (2009 – 11.5 percent) and estimated inflation of 3.0 percent (2009 – 3.0 percent) annually.  The total undiscounted future obligation is $114 million (2009 - $114 million).

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 7– 2010 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended September 30, 2010

6.	SHAREHOLDERS’ EQUITY
a)     Authorized
Unlimited number of common shares and preferred shares without nominal or par value.

b)	Issued and outstanding

	Number of shares (thousands)	Amount
Common shares - December 31, 2009, and September 30, 2010	281,750	$1,992,394

c)     Outstanding stock options
OPTI may grant stock options to executives, certain employees, consultants, and directors as determined by the Board of Directors.  The exercise price of each option is determined by the Board based on the current market price of OPTI’s common shares at the date of the grant.  Vesting rights are determined at the discretion of the Board.  OPTI’s current outstanding options vest over a three or five-year period.  The remaining number of options that are authorized for issuance under the stock option plan is 11 million. Options outstanding expire at various dates up to 2018.

OPTIONS OUTSTANDING	Options (thousands)	Exercise price (per share)
Balance December 31, 2009	5,152	$6.90
Expired	(2,443)	9.39
Balance March 31, 2010	2,709	4.65
Issued	145	1.96
Expired	(78)	6.48
Balance June 30, 2010	2,776	4.46
Issued	29	1.79
Expired	(43)	5.04
Balance September 30, 2010	2,762	$4.42

d)      Contributed surplus
The following outlines changes in contributed surplus:

Balance December 31, 2009	$32,432
Expensed stock-based compensation	444
Balance March 31, 2010	32,876
Expensed stock-based compensation	433
Balance June 30, 2010	33,309
Expensed stock-based compensation	464
Balance September 30, 2010	$33,773

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 8– 2010 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended September 30, 2010

FUTURE INCOME TAXES
Where unfavourable evidence exists, which in our case is primarily historical net field operating losses, additional considerations and evidence for recognition of future tax assets is required.  We have applied management judgment and evaluated applicable factors necessary in making this determination and have concluded that the positive evidence in consideration of the estimated future cash flows based on reserve reports from our independent engineers, does not sufficiently outweigh negative factors, such as our net field operating losses in 2010, 2009 and 2008.  As a result, we determined we do not meet the “more likely than not” criteria required for recognition of future tax assets. Therefore we continue to recognize a valuation allowance for the full amount of our future tax assets.

8.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
a)	Fair values

OPTI’s financial instruments include cash and cash equivalents, accounts receivable, hedging instruments, long-term debt and accounts payable and accrued liabilities. Cash and cash equivalents and the interest reserve account are classified as Level 2 for purposes of measuring fair value.  Accounts receivable are all current and less than 30 days outstanding and primarily from one customer.  Due to the short-term nature of the cash and cash equivalents and accounts receivable, the carrying values approximate the fair values. The hedging instruments are considered to be held-for-trading and are recorded at fair value (level 2).  OPTI’s Senior Notes and the revolving credit facility are recorded at amortized cost. At September 30, 2010, the estimated fair value of the First Lien Notes is US$830 million (CDN$854 million) and the estimated fair value of the Secured Notes is US$1,311 million (CDN$1,349 million). The carrying value of the revolving credit facility approximates its fair value due to the variable rate, first priority security position and short-term duration of instruments outstanding under the facility.  At September 30, 2010 there was $10 million borrowed under the facility.

The following table shows the expected maturity of our financial liabilities at September 30, 2010.

($ millions)	Total	2010	2011 – 2012	2013 – 2014	Thereafter
Accounts payable and accrued liabilities(1)	$63	$63	$-	$-	$-
Hedging instruments – foreign exchange contracts (note 8b)	92	92	-	-	-
Hedging instruments – commodity contracts (note 8b)	5	5	-	-	-
Debt facilities (Senior Notes - principal)(2)	2,650	-	849	1,801	-
Debt facilities (Senior Notes - interest)(3)	867	97	449	321	-
Debt facilities (Revolving credit facility) (4)	10	-	10	-	-
Operating leases and other	68	3	21	16	28
Capital leases(5)	65	1	6	6	52
Total	$3,820	$261	$1,335	$2,144	$80

(1) Excludes accrued interest expense related to the Senior Notes.
(2) Consists of principal repayments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$1.03 to US$1.00 at September 30, 2010.
(3) Consists of scheduled interest payments on the Senior Notes, translated into Canadian dollars using an exchange rate of CDN$1.03 to US$1.00 at September 30, 2010.
(4) We are contractually obligated for interest payments on borrowings and standby charges in respect to undrawn amounts under the revolving credit facility, which are not reflected in the above table as amounts cannot reasonably be estimated due to the revolving nature of the facility and variable interest rates.  Such amounts are not material relative to our other financial liabilities.
(5) Consists of our share of future payments under our product transportation agreements with respect to future tolls during the initial contract term.

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 9– 2010 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended September 30, 2010

8.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
b)	Hedging Instruments
	September 30, 2010	December 31, 2009
Foreign exchange hedging instruments (level 2) (i)	$91,920	$114,650
Commodity hedging instruments (level 2) (ii)	5,170	19,449
Total current hedge liability	$97,090	$134,099

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Foreign exchange hedging instruments (level 2) (i)	$(16,201)	$(78,174)	$22,731	$(123,564)
Commodity hedging instruments (level 2) (ii)	2,305	(4,132)	14,278	(74,231)
Unrealized gain (loss) on hedging instruments	$(13,896)	$(82,306)	$37,009	$(197,795)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Foreign exchange hedging instruments (level 2) (i)	$-	$-	$(44,283)	$-
Commodity hedging instruments (level 2) (ii)	(3,119)	5,044	(10,486)	40,366
Realized gain (loss) on hedging instruments	$(3,119)	$5,044	$(54,769)	$40,366

(i)	Foreign exchange hedging instruments
OPTI has foreign exchange forward contracts that provide for a fixed payment of Canadian dollars in exchange for receipt of U.S. dollars. OPTI’s foreign exchange hedging instruments are derivatives and accounted for as held for trading financial instruments and are recorded at fair value. Fair values are based upon quoted market prices available from active markets (level 2) or are otherwise determined using a variety of valuation techniques and models using quoted market prices.

During the quarter, OPTI entered into a new transaction to purchase Canadian dollars and sell U.S. dollars. This instrument has a notional amount of US$200 million at a rate of approximately CDN$1.06 to US$1.00 with an expiry in December 2010. It effectively offsets US$200 million of the original US$620 million of the forward contracts for a net fixed payment of $26 million in December 2010. This is in addition to the US$620 million notional value for the purchase of U.S. dollars and the sale of Canadian dollars at a rate of approximately CDN$1.19 to US$1.00.  The instruments mature in December 2010 and the final settlement value of the US$420 million without an offsetting transaction will depend on the exchange rate in effect at the time.

(ii)	Commodity hedging instruments
OPTI has West Texas Intermediate (WTI) hedging instruments that provide for 3,000 bbl/d at prices between US$64 and US$67 per barrel of crude oil through December 31, 2010.  OPTI’s commodity hedging instruments are derivatives and accounted for as held for trading financial instruments and are recorded at fair value. Fair values are based upon quoted market prices available from active markets (level 2) or are otherwise determined using a variety of valuation techniques and models using quoted market prices.

 Valuations for level 2 financial instruments have inputs other than quoted prices that are observable for the asset or liability either directly or indirectly. There were no transfers between levels of the fair value hierarchy in the third quarter of 2010.

c)	Risk management

 OPTI provides a risk management discussion as required by the CICA handbook section 3862 “Financial Instruments – Disclosures” on its exposure to and management of credit risk, liquidity risk and market risk in the third quarter 2010 MD&A under the heading “Financial Instruments”.

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 10– 2010 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended September 30, 2010

9.	CAPITAL MANAGEMENT
All of OPTI’s debt facilities set certain limitations on its capital structure primarily through financial covenants. OPTI has a financial maintenance covenant in its revolving credit facility.

OPTI is presently in compliance with the financial maintenance covenant in its revolving credit facility. Measurement of the debt to capitalization ratio for this purpose is defined in the revolving credit facility agreement.

Financial covenant	Not to exceed	Calculated ratio at
		September 30, 2010	December 31, 2009
Debt to Capitalization (1)	75.0%	64.7%	57.7%

 (1) "Debt to Capitalization,” means, as at any date of determination, the ratio of Total Consolidated Debt to Total Capitalization (net of the effect of any currency Hedge Agreements relating to any Debt included therein).  "Total Capitalization" means, as at any date of determination, the aggregate of Total Consolidated Debt, and Shareholders' Equity on such date.

10.	COMMITMENTS
Lease obligations and other commitments
OPTI has an agreement with Enbridge Pipelines (Athabasca) Inc. that provides for the storage, measurement and transportation of crude oil and other liquids between the Athabasca main line and the Long Lake Project site.  This agreement is considered to be a capital lease for accounting purposes. This agreement has a remaining term of 23 years and an option for renewal of five additional years. The interest rate implicit in the lease is 14 percent.

Capital lease payments on this agreement for the next five years and thereafter are as follows:
2010	$ 816
2011	3,251
2012	3,019
2013	2,903
2014	2,903
Thereafter	52,739
Total including interest	65,631
Less imputed interest	(45,304)
Capital lease obligation	$ 20,327

OPTI has an agreement with Enbridge Pipelines (Athabasca) Inc. for transportation of oil products from Long Lake to Hardisty.  The initial term of this agreement extends to 2014.  OPTI also has an agreement with Pembina Oil Sands Pipeline L.P. for a pipeline which transports synthetic crude oil, for use as a diluent, to the Long Lake site.

Operating lease payments on these agreements for the next five years and thereafter are as follows:
2010	$ 2,678
2011	10,304
2012	10,536
2013	10,623
2014	5,460
Thereafter	27,577
Total	$ 67,178

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 11– 2010 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

OPTI Canada Inc.
Notes to Interim Financial Statements - Unaudited
Periods ended September 30, 2010

11.	SUPPLEMENTAL INFORMATION TO STATEMENT OF CASH FLOW

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Cash interest received	$194	$159	$407	$1,898
Cash interest paid	989	2,992	98,187	87,753
Non-cash changes to property, plant and equipment	-	(2,237)	-	(21,628)
Non-cash changes to inventory	-	-	-	7,032

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Change in non-cash working capital
Accounts receivable and deposits	$2,250	$11,786	$(16,322)	$13,526
Accounts payable and accrued liabilities	59,002	(1,070)	46,596	(9,982)
Inventory	(1,463)	41,557	(3,816)	(68,587)
Net change in non-cash working capital	$59,789	$52,273	$26,458	$(65,043)

Operating activities	$59,490	$78,658	$44,789	$54,077
Financing activities	480	(1,286)	(9,796)	(15,287)
Investing activities	(181)	(25,099)	(8,535)	(103,833)
Net change in non-cash working capital	$59,789	$52,273	$26,458	$(65,043)

NOTES TO FINANCIAL STATEMENTS - UNAUDITED
OPTI CANADA INC. – 12– 2010 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED